Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
Results of voting at 2010 Randgold Resources Annual General Meeting
4 May 2010
The annual general meeting of Randgold Resources was held on 4 May 2010.
The final proxy voting figures are shown below.

ORDINARY RESOLUTIONS	FOR	AGAINST	ABSTENTIONS
1 Receipt of reports and financial statements (Resolution 1) RESOLUTION CARRIED	78 913 402	265 301	165 257

2 Election of Kadri Dagdelen as a director (Resolution 2) RESOLUTION CARRIED	79 175 789	24 261	143 910

3 Election of Philippe Liétard as a director (Resolution 3) RESOLUTION CARRIED	79 175 271	24 726	143 963

4 Election of Robert Israel as a director (Resolution 4) RESOLUTION CARRIED	78 438 683	759 704	145 573

5 Election of Norborne Cole Jr as a director (Resolution 5) RESOLUTION CARRIED	75 255 217	3 943 165	145 578

6 Election of Karl Voltaire as a director (Resolution 6) RESOLUTION CARRIED	75 256 302	3 940 772	146 886

7 Adoption of the Report of the Remuneration Committee (Resolution 7) RESOLUTION CARRIED	52 161 165	17 098 764	9 995 117

8 Approve fees payable to directors (Resolution 8) RESOLUTION CARRIED	75 564 579	3 347 005	432 376

9 Re-appoint BDO LLP as auditors of the company (Resolution 9 ) RESOLUTION CARRIED	79 147 524	53 813	142 623

10 SPECIAL RESOLUTIONS
a Special Resolution No. 1 – Increase of authorised share capital (Special Resolution No. 1) SPECIAL RESOLUTION CARRIED	79 083 847	73 916	186 197

b Special Resolution No. 2 – Amend paragraph 4 of the memorandum of association (Special Resolution No. 2) SPECIAL RESOLUTION CARRIED	79 088 467	59 264	196 229

ORDINARY RESOLUTIONS	FOR	AGAINST	ABSTENTIONS
c Special Resolution No.3 – Amend Article 4.1 of the articles of association (Special Resolution No. 3) SPECIAL RESOLUTION CARRIED	79 086 094	61 709	196157
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com